

NEWS RELEASE

Orla Mining Provides Initial Update on Pit Wall Event at Camino Rojo

Vancouver, BC – July 24, 2025 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is providing an update on the recent pit wall event that occurred at its Camino Rojo Oxide Mine in Zacatecas, Mexico.

Pit Wall Event and Immediate Response

As reported on July 23, 2025, Camino Rojo experienced an uncontrolled material movement on the temporary north wall within the open pit. There were no injuries, nor was there any damage to equipment or the environment as a result of the event. Ramp access to the pit remains unaffected but open pit mining operations were temporarily suspended while the Company conducts the necessary geotechnical assessments to ensure safe remediation and the eventual resumption of mining activities. These assessments are being conducted by both the Company's internal team and third-party consultants. Completion of the initial geotechnical assessments is anticipated in the coming week, with the remediation plan to be outlined thereafter.

Material Volume and Recovery Outlook

Initial estimates indicate that approximately 390,000 tonnes of material moved from the north wall into the pit. It is expected that this material would be crushed and stacked on the heap leach pad in the medium term.

Ongoing Operations and Stockpile Management

Until in-pit mining operations resume, the Company will continue crushing and stacking run-of-mine ore and stockpile material on the heap leach pad. This strategy is expected to mitigate short-term impact on production. The crushing circuit, stacking, and process plant continue to operate.

The current stockpile is estimated at 2,243,000 tonnes with an average gold grade of 0.32 g/t. As a reminder, the Company's mining throughput capacity is approximately 50,000 to 60,000 tonnes per day, while its crushing throughput capacity is approximately 18,000 to 19,000 tonnes per day.

As the Company completes the necessary geotechnical assessments and refines the timeline for safe restart of mining operations, it will provide any updates to full-year production and cost guidance.



About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the impact of the pit wall event on the Company's operations; the Company's ability to remediate the same; the Company's ability to crush and stack the moved material in the medium term; timing of geotechnical assessments and remediation plan; and the Company's ability to continue crushing and stacking stockpile material and the impact thereof on short term production. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the impact of the pit wall event on the Company's operations at Camino Rojo; the Company's ability to carry on mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; that all conditions of the Company's credit facility will be met; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for operation of projects; the Company's ability to operate in a safe, efficient, and effective manner; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, the Company's ability to remediate the pit wall event, risks associated with mining operations, risks associated with receipt and compliance with government permits, reclamation costs, environmental and other regulatory requirements; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.